July 12, 2010

BY EDGAR

Mr. Terence O'Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C.  20549-7010

RE:  Rock of Ages Corporation
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended April 3, 2010
File No. 29464

Dear Mr. O'Brien:

This letter sets forth the responses of Rock of Ages Corporation, a Vermont corporation (the "Company"), to the comments of the staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter of June 28, 2010 (the "Comment Letter") to Donald M. Labonte, Chief Executive Officer of the Company, regarding the above-referenced annual report on Form 10-K (the "Form 10-K") and quarterly report on Form 10-Q (the "Form 10-Q").  For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter.  Capitalized terms used and not defined regarding the Form 10-K and Form 10-Q have the meanings given to them in the Form 10-K and Form 10-Q.  All references to page numbers and captions correspond to the page numbers and captions in the Form 10-K and Form 10-Q.

Form 10-K for the year ended December 31, 2009

As a general response, we prefer not to disclose actual recovery rates or costs per cubic foot for each quarry because we believe the disclosure of this information would put us at a competitive disadvantage. However, we are able to disclose information on changes in recovery rates and production as a percentage decrease from the prior year and will quantify the dollar impact on our operations in future filings.

Mr. Terence O'Brien

Accounting Branch Chief

Division of Corporation Finance

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1. Please expand your discussion of quarry operations in future filings to provide more background, analysis, quantified data and forward-look information relating to the production problems at both the Bethel and American Black quarries. Describe the production and recovery issues, quantify the impact on operations, and discuss the expected and potential impact to future operations. Provide a full discussion of management's plans to address the issues and any associated costs. Please provide us with an example of intended future disclosure.

The Company acknowledges the Staff's comment.  In future filings we will discuss and quantify to the extent reasonably practicable the reason for and effects of the production problems at the Bethel and American Black quarries. An example of future disclosure follows:

In our quarry operations, depending on the demand for the stone, we will typically work in different areas of the same quarry to decrease the risk of production problems due to encountering pockets of lower grade stone.  During 2009 we had two crews working in two different areas of the Bethel White quarry. However, we encountered significant pockets of sub-standard ("Grade B") stone in each of the two areas we were working. While it is not unusual to encounter lower grade stone during the quarrying process in a particular area of a quarry, it is extremely unusual to encounter such pockets of stone in multiple areas at the same time, which is what happened at the Bethel White quarry during 2009.  As a result, our recovery rate decreased 65% and production decreased 36% compared to 2008. Since we have historically sold most or all the Grade A blocks of Bethel White granite that we produce, we believe that the production problems we encountered in the Bethel quarry in 2009 reduced sales by approximately $3 million and that gross profit was reduced by approximately $1.1 million. In the fourth quarter of 2009 we made the decision to develop different areas of the Bethel quarry in an effort to increase production of higher grade blocks. Through the first quarter of 2010 we capitalized approximately $400,000 in development costs. We expect to capitalize another $100,000 before we achieve significant production from the new area. Assuming that the new area will produce adequate amounts of saleable, higher grade blocks, we expect production to return to historical levels in 2010.

The production problems in the American Black quarry in Pennsylvania are different from the issues we encountered in the Bethel White quarry during 2009. Black quarries in general have lower recovery rates than quarries producing other colors of stone. The American Black quarry has stone that is very popular in the marketplace, but the quarry formation is difficult to work with and the recovery rate in 2009 was 30% less than our historical average recovery rate for this quarry. We don't expect the recovery rate in the American Black quarry to improve and it is possible that the recovery rate might decrease in a particularly difficult year. In 2009 we sold 24% less American Black blocks than we sold in 2008, which resulted in a $580,000 decrease in net revenue from the prior year. Accordingly, it is difficult to predict sales and gross margins for the American Black quarry. We use about 14% of the production from this quarry in our manufacturing operations and it is beneficial for the Company to have first choice of American Black blocks.

Mr. Terence O'Brien

Accounting Branch Chief

Division of Corporation Finance

2. In future filings please expand your discussion of the production issues at the Gardenia and Rockwell White quarries and your plan to convert the operations from a deep-hole quarry to a drive-in quarry. Describe and quantify the impact on reported operations. Provide an expanded discussion of your plans and quantify the costs associated with significant milestones in your plan. Quantify and analyze the expected impact to future operations from plan costs, as well as improvements generated by the plan. Please provide us with an example of intended future disclosure.

The Company acknowledges the Staff's comment. In future filings we will expand the discussion of production issues at the Gardenia and Rockwell quarries and update our progress converting the operations from a deep-hole quarry to a drive in quarry.   An example of future disclosure follows:

We are in the process of converting the Gardenia and Rockwell White quarries from a deep-hole quarry to a drive-in quarry. By converting this quarry from a deep hole to a drive-in quarry, we believe we can substantially reduce the cost of production and produce larger quantities of higher grade stone.  This conversion, which is still in process, substantially affected production in the quarry in 2009 because of the need to remove stone from the top level of the quarry where the quality isn't as good as the lower levels, in order to access the higher quality stone. This decreased our recovery rate by around 85% in 2009 compared to 2008. We had less saleable stone in 2009 and therefore sales decreased 20% or $287,000 from 2008. We expect the recovery rate to increase in 2010 by approximately 400% over 2009, but even if we meet those expectations, recovery will still be below the average of historical levels by approximately 40% until later in 2011, when we expect recovery to return to historical levels.  Given the nature of quarrying activity, the actual results may vary from these estimates.

Quarry Segment Analysis, page 20

3. In your discussion of the results of the Quarry Segment quantify the overall impact on revenue and gross profit from the various production issues vs. decreased demand due to the poor economy or other factors. Provide us with this information in your response.

The Company acknowledges the Staff's comment. The Quarry Segment's decrease in revenue during 2009 was mainly due to production issues. We estimate that approximately $5 million of the decrease is due to production issues, a majority of which is related to the Bethel and Gardenia quarries and the remainder of the decrease is due to weakness in the economy and the continuing decrease in sales of Barre gray for the memorial industry. With an overall gross profit margin of 23%, the impact of the production issues on gross profit of the Quarry Segment was approximately $1.1 million.

Mr. Terence O'Brien

Accounting Branch Chief

Division of Corporation Finance

Liquidity and Capital Resources, page 21

4. In future filings please provide an analysis of trade receivables. This analysis should explain any significant fluctuations in receivables, e.g. the significant decrease in trade receivables from the prior year end and the prior quarter, as well as provide a discussion of days sales outstanding.

The Company acknowledges the Staff's comment.  In future filings we will provide an expanded analysis of trade receivables.

As a further response to the Staff's comment, the significant decrease in trade receivables in 2009 was partly due to the high level of receivables as of December 31, 2008 which were driven by a very large sale at the end of the year of $1.4 million and the high level of sales in Q4 2008 in general - especially quarry export sales. Combine this with the very low level of sales in Q4 2009 due to the quarry production issues mentioned previously and we have a significant decrease in trade receivables as of December 31, 2009. Quarry export sales require a 90 day letter of credit from the customer so we are guaranteed to receive all of our receivables but not until 90 days after shipment, which leads to an average days sales outstanding of 75 days. Therefore, sales in the 4th quarter are often still reflected in accounts receivable at the end of the year.

Cash and cash equivalents, page 48

5. Please tell us and clarify in future filings whether you consider investments with original maturities of three months or less as cash equivalents. Refer to the definition of cash equivalents in the Master Glossary to the ASC (paragraph 8 of SFAS 95) for guidance.

The Company acknowledges the Staff's comment. In future filings we will clarify whether investments with original maturities of three months or less are considered cash equivalents.

We confirm that we consider investments with original maturities of three months or less as cash equivalents as they present insignificant risk of changes in value due to changes in interest rates in accordance with ASC 305-10-20.

Form 10-Q for the Fiscal Quarter Ended April 3, 2010

6. We note your disclosure that your certifying officers concluded that your disclosure controls and procedures were effective in "identifying, on a timely basis, material information required to be disclosed in our reports filed or submitted under the Exchange Act." This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your disclosure controls and procedures are effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Mr. Terence O'Brien

Accounting Branch Chief

Division of Corporation Finance

The Company acknowledges the Staff's comment. We confirm that in connection with the filing of the Form 10-Q for the fiscal quarter ended April 3, 2010, the Company, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), has evaluated the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended.  Based on this evaluation, our CEO and CFO have determined, that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.  Disclosure controls and procedures include controls and procedures designed to reasonably ensure that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

We undertake to include the appropriate disclosure on disclosure controls and procedures in future filings.

* * *

As requested by the Staff, the Company acknowledges that:

(i)     The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii)     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O'Brien

Accounting Branch Chief

Division of Corporation Finance

* * *

If you have any questions regarding the foregoing, please contact the undersigned or Laura Plude, the Company's Chief Financial Officer at (800) 875-7353.

Very truly yours,

                                                           ROCK OF AGES CORPORATION

                                                           Donald M. Labonte
                                                           President and Chief Executive Officer